SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 2)

                   Under the Securities Exchange Act of 1934*

                             UniSource Energy Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    909205106
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                 Daniel S. Loeb
                                 Third Point LLC
                                 390 Park Avenue
                               New York, NY 10022
                                 (212) 224-7400
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:
                            Michael A. Schwartz, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                February 10, 2006
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

---------------------------------------             ----------------------------
CUSIP No.  909205106                                Page 2 of 7 Pages
---------------------------------------             ----------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Daniel S. Loeb
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                     (a) [ ]
                                                                     (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
NUMBER OF SHARES      --------- ------------------------------------------------
BENEFICIALLY OWNED       8      SHARED VOTING POWER
BY EACH REPORTING
PERSON WITH                     1,850,000
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,850,000
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            1,850,000
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*     [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            5.3%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------------------------             ----------------------------
CUSIP No.  909205106                                Page 3 of 7 Pages
---------------------------------------             ----------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Third Point LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                     (a) [ ]
                                                                     (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
NUMBER OF SHARES      --------- ------------------------------------------------
BENEFICIALLY OWNED       8      SHARED VOTING POWER
BY EACH REPORTING
PERSON WITH                     1,850,000
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,850,000
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            1,850,000
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*     [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            5.3%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

     This Amendment No. 2 (the "Amendment") amends the Schedule 13D filed on February 7, 2005 (as amended by Amendment No. 1 thereto filed on January 5, 2006, and collectively with this Amendment No. 2, the "Schedule 13D") and is being filed on behalf of Third Point LLC, a Delaware limited liability company (the "Management Company") and Daniel S. Loeb, an individual ("Mr. Loeb", together with the Management Company, the "Reporting Persons"). The Schedule 13D relates to the Common Stock, no par value, of UniSource Energy Corp., an Arizona corporation (the "Company"). Unless the context otherwise requires, references herein to "Common Stock" are to such Common Stock. The Management Company is the investment manager or adviser to a variety of hedge funds and managed accounts (such funds and accounts, collectively, the "Funds"). Mr. Loeb is the Chief Executive Officer of the Management Company. The Funds directly own the Common Stock to which this Schedule 13D relates, and the Reporting Persons may be deemed to have beneficial ownership over such Common Stock, by virtue of the authority granted to the Management Company by the Funds to vote and to dispose of the securities held by the Funds.


Item 2.  Identity and Background.

     Items 2(a) through 2(c) of the Schedule 13D is hereby amended by deleting the entirety of the text and replacing it with the following, respectively:

     (a) This statement is filed by the Reporting Persons. Daniel S. Loeb is the Chief Executive Officer of the Management Company and controls the Management Company's business activities. The Management Company is organized as a limited liability company under the laws of the State of Delaware.

     (b) The address of the principal business and principal office of the Reporting Persons is 390 Park Avenue, New York, NY 10022.

     (c) The principal business of the Management Company is to serve as investment manager or adviser to the Funds. The principal business of Mr. Loeb is to act as the Chief Executive Officer of the Management Company.


Item 3.  Source and Amount of Funds or Other Consideration.

     Item 3 of the Schedule 13D is hereby amended by deleting the entirety of the text thereof and replacing it with the following:

     The Funds expended an aggregate of $52,413,651.45 of their own investment capital to acquire the 1,850,000 shares of Common Stock currently held by them (the "Shares").

     The Funds effect purchases of securities primarily through margin accounts maintained for them with Bear, Stearns Securities Corp. and Goldman, Sachs & Co. (the "Primary Brokers") which may extend margin credit to the Funds as and when required to open or carry positions in the margin accounts, subject to applicable Federal margin regulations, stock exchange rules and the firm's credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.


Item 5.  Interest in Securities of the Issuer.

     Item 5 of the Schedule 13D is hereby amended by deleting the entirety of the text thereof and replacing it with the following:

     (a) As of the date of this Amendment, the Management Company beneficially owns 1,850,000 shares of Common Stock. The Management Company shares voting and dispositive power over such holdings with Mr. Loeb and with the Funds. The Shares represent 5.3% of the 34,731,206 shares of Common Stock outstanding at November 2, 2005 as reported in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2005, filed on November 4, 2005. The percentages used herein and in the rest of this statement are calculated based upon this number of outstanding shares.

     (b) The Management Company and Mr. Loeb share voting and dispositive power over the 1,850,000 shares of Common Stock held by the Funds.

     (c) Schedule A hereto sets forth certain information with respect to transactions by the Funds, at the direction of the Reporting Persons, in the Common Stock since the most recent filing on Schedule 13D.

     All of the transactions set forth on Schedule A, except as may be otherwise noted therein, were effected in open market purchases on the New York Stock Exchange through the Primary Brokers.

     Except as set forth above and on Schedule A, since the most recent filing on Schedule 13D there were no transactions in the Common Stock effected by the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members.

     (d) Other than the Funds which directly hold the Shares, and except as set forth in this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares.

             [THE REMAINDER OF THIS PAGE LEFT INTENTIONALLY BLANK.]

                                   Schedule A
                                   ----------

                          (Transactions by the Funds in
           Common Stock since the most recent filing on Schedule 13D)


----------------------- -------------------- -------------------------------- -----------------------------------
         Date                Transaction                  Shares                        Price Per Share
----------------------- -------------------- -------------------------------- -----------------------------------
      1/18/2006                SELL                     (200,000)                          31.2500
----------------------- -------------------- -------------------------------- -----------------------------------
      1/31/2006                BUY                        5,500                            30.9000
----------------------- -------------------- -------------------------------- -----------------------------------
      1/31/2006                SELL                      (5,500)                           30.9000
----------------------- -------------------- -------------------------------- -----------------------------------
      2/10/2006                SELL                     (350,000)                          30.3571
----------------------- -------------------- -------------------------------- -----------------------------------

                                   SIGNATURES

          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: February 10, 2006


                                  THIRD POINT LLC



                                  By: /s/ Daniel S. Loeb
                                      ------------------------------------------
                                      Name:  Daniel S. Loeb
                                      Title: Chief Executive Officer




                                   /s/ Daniel S. Loeb
                                  ----------------------------------------------
                                  Daniel S. Loeb








       [SIGNATURE PAGE TO AMENDMENT NO. 2 TO SCHEDULE 13D WITH RESPECT TO
                            UNISOURCE ENERGY CORP.]